
July 28, 2021

Pankaj Mohan, Ph.D.
Chief Executive Officer
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, NJ 08540

> **Re: Sonnet BioTherapeutics Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2021**
> **File No. 333-258092**

Dear Dr. Mohan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at (202) 551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven M. Skolnick, Esq.